Mail Stop 3010

May 21, 2009

VIA U.S. MAIL AND FAX (713) 866-6981

Mr. Joe D. Shafer
Chief Accounting Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
PO Box 924133
Houston, TX 77292-4133

> **Re:** **Weingarten Realty Investors**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-09876**

Dear Mr. Shafer:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Off Balance Sheet Arrangements, page 45

1. Please provide us with a comprehensive quantitative analysis of your off-balance sheet arrangements related to your unconsolidated joint ventures and partnerships that could have a material impact on your future liquidity, particularly in the event that your joint venture partners were unable to meet any of their financial commitments. Please address the anticipated short and long-term liquidity needs of your unconsolidated joint ventures and partnerships as a whole and the financial condition of any significant joint venture partners. Additionally, consider including this discussion, or a reference to it, within your discussion of liquidity and capital resources.

Note 3. Variable Interest Entities, page 62

2. Please tell us whether you recognized any gains or losses related to the sale of JV interests to AEW Capital Management and Hines REIT Retail Holdings, LLC during 2008. If not, please tell us how you accounted for these transactions.

Note 16. Commitments and Contingencies, page 75

3. Please clarify how the joint venture has accounted for the contingent liability related to the completion guaranty on the Sheridan, CO redevelopment project, and what impact this had on your financial statements as of and for the period ended December 31, 2008. Please also tell us your ownership percentage in the joint venture, and whether or not you anticipate having to provide additional funding to the joint venture as a result of this liability.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact me at (202) 551-3693 or Daniel Gordon at (202) 551-3486.

Sincerely,

Eric McPhee
Staff Accountant